UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*



                                 InfoSpace, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45678T201
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 6, 2009
                               -------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240 13d-1(e), 240 13d-1(f) or 240 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 2 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,687,021
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,687,021
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,687,021
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 3 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |X|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------------------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,687,021
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,687,021
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,687,021
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 4 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,687,021
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,687,021
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,687,021
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 5 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,687,021
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,687,021
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,687,021
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 6 of 9 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|  (b) |_|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |X|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,687,021
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   1,687,021
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,687,021
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              4.8%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 7 of 9 Pages
----------------------------                        ----------------------------

This Amendment No. 6 is filed with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Infospace, Inc., a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons as of October 7, 2009 and amends and supplements the Schedule 13D filed on March 12, 2007, as amended (collectively, the "Schedule 13D"). This Amendment No. 6 also constitutes an "exit filing" for the Reporting Persons, who do not intend to file any further amendments to the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are amended and restated as follows:

     (a) Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 1,687,021 shares of Common Stock held by Castlerigg Master Investments, representing approximately 4.8% of the outstanding shares of Common Stock. The percentages used herein are based upon the 35,299,742 shares of Common Stock reported to be outstanding as of July 31, 2009 by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2009, filed with the Securities and Exchange Commission on August 6, 2009.

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Casterigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 1,687,021 shares of Common Stock held by Castlerigg Master Investments.

     (c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth on Appendix I hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

     (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock on October 8, 2009.

----------------------------                        ----------------------------
CUSIP No.  45678T201            SCHEDULE 13D        Page 8 of 9 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: October 8, 2009

            CASTLERIGG MASTER INVESTMENTS LTD.
            By:  Sandell Asset Management Corp., as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By:  Sandell Asset Management Corp., as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By:  Sandell Asset Management Corp., as investment manager

            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.


            By: /s/ Thomas E. Sandell
                ---------------------
                    Thomas E. Sandell
                    Chief Executive Officer


            /s/ Thomas E. Sandell
            ---------------------
            Thomas E. Sandell

                                   APPENDIX I
                          TRANSACTIONS EFFECTED IN THE
                     COMMON STOCK DURING THE PAST SIXTY DAYS



Castlerigg Master Investments


               Amount of shares       Price per share
Date           purchased/(sold)     (net of commission)

09/25/09           (62,000)              $ 7.79
09/25/09            (5,000)                7.87
09/28/09           (28,500)                7.79
09/28/09           (16,025)                7.84
09/29/09            (7,600)                7.79
09/29/09           (18,900)                7.75
09/30/09           (30,900)                7.79
09/30/09            (8,100)                7.81
09/30/09            (2,500)                7.75
10/01/09            (1,500)                7.81
10/02/09           (14,900)                7.81
10/05/09           (28,600)                7.76
10/05/09              (400)                7.76
10/05/09           (46,400)                7.81
10/06/09           (33,200)                7.60
10/06/09           (86,500)                7.76
10/06/09           (26,600)                7.81
10/06/09           (75,000)                7.55
10/07/09            (2,500)                7.51
10/07/09           (59,000)                7.60
10/08/09           (90,000)                7.56
10/08/09           (75,000)                7.57